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                     June 11, 2024

       Evgeniy Ler
       Chief Financial Officer
       Freedom Holding Corp.
          Esentai Tower    BC, Floor 7
       77/7 Al Farabi Ave
       Almaty, Kazakhstan 50040

                                                        Re: Freedom Holding
Corp.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            File No. 001-33034

       Dear Evgeniy Ler:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Crypto Assets